July 13, 2006

Gary Florindo
Lightspace Corporation
529 Main Street, Suite 330
Boston, Massachusetts 02129

Re: Lightspace Corporation
Form S-1, Amendment No. 2
File No. 333-131857
Filed June 22, 2006

Dear Mr. Lang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated April 6, 2006.

<u>Fee Table</u>

1.   Please refer to prior comment 1. It is unclear how you responded to the final sentence of the comment. If your intent is to register such securities for resale, please revise the fee table and your disclosure throughout the prospectus as applicable. For example, revise the cover page and *The Offering* section of the Summary, provide the disclosure required by Reg. S-B Items 507 and 508, etc. to reflect the resale portion of the offering.

2.   Please disclose how you determined the fee for the underwriter's warrants. It is

unclear how you determined the price you will receive for the warrants given that, according to your disclosure on page 49, the warrants represent the underwriter's compensation in this offering.

The Offering, page 1

3.   Please provide us your analysis of how it was consistent with Section 5 of the Securities Act to complete the private offerings mentioned in the footnotes while your registration statement regarding the public offering of the Units was pending. Cite with specificity all authority on which you rely.

The Offering, page 1

4.   We note your offering of "units" consist of (i) eight shares of common stock; (ii) eight $1.00 unit warrants; (iii) two $1.25 unit warrants; and (iv) two $1.63 unit warrants for an offering price of $6.40. Please tell us your intended accounting for these units including whether you intend to account for each element of the unit (common stock and warrants) separately upon the sale of the units. Also, explain how you determined the fair value of each element of the unit.

Use of Proceeds, page 16

5.   Please disclose the amount of proceeds to be paid to your affiliates, including to your principal stockholder. Also disclose the connection of this offering to your repayment obligation on the note issued to Mr. Lang.

Capitalization, page 17

6.   We note that you have reflected the entire proceeds of the units as equity in the pro forma as adjusted column of this table. However, we note on page 44 of the filing that the unit warrants issued in connection with this offering are not exercisable unless you have a currently effective registration statement covering the shares of common stock to be issued upon exercise. In addition, we note that the warrant agreement does not specify when net cash settlement is permitted or required, nor does it specify how the contract would be settled in the event you are unable to deliver registered shares.

   ·   Since maintenance of effectiveness of the registration statement does not appear to be within your control and nonperformance does not appear to be an acceptable alternative should a warrant holder request exercise, tell us how you concluded that the warrants should not be classified as a liability upon issuance.

· Specifically address how you considered the guidance in paragraphs 17 and 18 of EITF 00-19.
· Provide us with your analysis of the guidance in 12-32 of EITF 00-19 in determining the classification of the warrants.
· Revise the capitalization table, as appropriate, and include a footnote that clearly describes or cross references to a clear description of your classification and subsequent accounting for the warrants upon issuance.

Selected Historical Financial Data, page 21

7.   It is inappropriate to disclaim responsibility for your disclosure. Please remove the statement that the disclosure is "for informational purposes only," which we view as an inappropriate disclaimer.

Management's Discussion and Analysis of the Results of Operations and Financial Condition, page 22

Results of Operations for the Three-Month Periods Ended March 31, 2005 and 2006

8.   Please disclose the terms under which the disclosed product backlog can be cancelled. Also disclose the period during which your backlog will be filled.

9.   With a view toward clarified disclosure, please tell us the reasons for the resignation of your CEO.

Product Cost and Gross Margin, page 25

10.   We note that you are projecting a gross margin percentage in excess of 50%. Please revise to specifically disclose how you plan to achieve the high-volume and low cost production to support your projection.

11.   Please discuss how you were able to achieve the 17% reduction.

Manufacturing Operations, page 28

12.   Please file the current contract as an exhibit to the registration statement.

Business, page 30

13.   Identify your customers who account for 10% or more of your revenue.

Management, page 35

14.   Please tell us why the information in the option grants table does not match the information in the summary compensation table. Also, please tell us why you have not provided the table required by Regulation S-K Item 402(d).

Certain Relationships and Related Transactions, page 38

15.   Refer to prior comment 22. It is unclear where you specifically addressed the second sentence. Please provide the detailed explanation requested.

16.   Please reconcile the disclosure in this section with the information in Item 15.

17.   Please file as exhibits to the registration statement the documents reflecting the transactions described in this section.

Principal Stockholders, page 42

18.   Please identify the individuals who beneficially own the securities held in the name of the entities you have included in the table.

Note 3. Summary of Significant Accounting Policies, page F-8

Warranty Reserve, page F-9

19.   Please refer to prior comment 29. We note that you accept products for repair and replacement. In view of your limited history of commercial sales and the limited availability of interactive tiles during 2005, please tell us how you have developed the requisite historical data on which to base estimates of returns. Specifically, tell us your basis for concluding that a 10% rate is sufficiently reliable for estimating future returns. Refer to paragraphs 6f and 8 of SFAS 48. We may have further comments upon review of your response.

20.   In this regard, we note on page 40, that you entered into a series of transactions with Immersive Productions, a related party, in the second quarter of 2005, whereby you sold Immersive products for $219,718, then subsequently agreed to take these products back and "unwind" the transaction. Please discuss how the transactions were recorded and valued and provide your basis in GAAP for the

accounting applied. Also, revise to provide all the disclosures required by SFAS 57, paragraph 2-4 as it relates to Immersive.

Note 19. Subsequent Events, page F-19

21.   Please refer to prior comment 35. Revise to disclose the subsequent gains and losses on the conversion of the convertible and demand debt, preferred stock and warrants pursuant to the exchange agreement.

22.   We note on April 21, 2006 that you entered into a severance agreement with your former Chief Executive Officer. Revise to disclose the terms of the severance agreement and the impact on the financial statements on subsequent periods.

Recent Sales, page II-2

23.   We note your disclosure in response to prior comment 37. Please ensure that you have provided all information required by Item 701. For example, vague references to a sale to "investors" like on page II-4 is insufficient to satisfy your obligation to identify purchasers.

Undertakings, page II-6

24.   Refer to prior comment 41. Please provide the language of Item 512(a)(5)(ii) without modifications.

Signatures

25.   Please indicate below the second paragraph required on the Signatures page who is signing the registration statement in the capacity of director, principal executive officer and controller or principal accounting officer.

Exhibits

26.   It is unclear where you have filed exhibits reflecting the recent reverse split and increase in authorized shares. For example, Exhibit 3.2 filed with Amendment No.1 is referred to as "proposed" and states authorized common will be 35,000,000 shares. Please revise or advise.

27.   We note your response to prior comment 38. Please see Regulation S-K Item 601(b)(10). You are required to file all material contracts entered into within two years of the filing of the registration statement, not just agreements that will be

performed after the filing date. We re-issue the comment.

28.   Refer to prior comment 39 and your response. It is unclear where you responded to the third sentence, which we re-issue.

29.   Please file Exhibit 10.8 in complete form. We note Exhibits A, B and C to the agreement were filed in blank form. Apply this comment generally to all exhibits to the registration statement.

30.   Please file all subscription documents you will require investors to sign in connection with this offering.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc. James Kardon, Esq. (Hahn & Hessen)
    VIA TELEFAX (212) 478-7400